AB 2/28

08026256

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 27 2008

Washington, DC 101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53383

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

528 E Spokane Falls Blvd Ste 501
(No. and Street)

Spokane (City) WA (State) 99202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmid, Mikkelsen & Secrest, P.S.
(Name – *if individual, state last, first, middle name*)

926 W Sprague Ave, Ste 300 (Address) Spokane (City) WA (State) 99201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/29

OATH OR AFFIRMATION

I, G. David Bozarth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bozarth, Newton & Murphy Securities, Inc., as of January 20, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRISTY L. MAPLES
NOTARY PUBLIC
COMMISSION EXPIRES 10-28-11
STATE OF WASHINGTON

BOZARTH, NEWTON & MURPHY
SECURITIES, INC.

FINANCIAL STATEMENTS
for the years ended
December 31, 2007 and 2006

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	9
Additional Schedules:	
Schedule 1 - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule 2 - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	11
Schedule 3 - Reconciliation with Company's Computation of Net Capital included in Part II of Form X-17A-5	12
Independent Auditors' Report on Internal Controls Required by Securities and Exchange Commission Rule 17a-5	13-14

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Bozarth, Newton & Murphy Securities, Inc. as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, and cash flows for years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bozarth, Newton & Murphy Securities, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen, & Secrest, P.S.

February 20, 2008
Spokane, Washington

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2007 and 2006

ASSETS	2007	2006
Cash	$ 7,805	$ 14,820
CRD cash account	235	235
Commissions receivable	11,118	6,358
Related party receivable	467	
Deposit with clearing agent	35,000	35,000
Office equipment, net of accumulated depreciation of $4,543 and $3,554	2,153	1,278
	$ 56,778	$ 57,691

LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 371	$ 858
Related party payable		1,280
Note payable to stockholder	23,078	21,523
	23,449	23,661
Stockholders' equity:		
Common stock, $.10 par value:		
Authorized, 500 shares;		
Issued and outstanding, 500 shares	50	50
Additional paid-in capital	19,950	19,950
Retained earnings	13,329	14,030
	33,329	34,030
	$ 56,778	$ 57,691

The accompanying notes are an integral part of the financial statements.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

STATEMENT OF INCOME

for the years ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Commissions, net of regulatory fees	$321,450	$256,608
Interest income	5,060	2,566
	326,510	259,174
Expenses:		
Office wages, payroll taxes and benefits	237,328	202,319
Advertising	814	783
Business taxes and licenses	4,899	4,226
Corporate insurance	1,993	1,839
Depreciation	989	852
Dues and subscriptions	10,762	9,658
Employee benefits	7,934	
Miscellaneous	523	827
Office expense	6,244	6,533
Professional fees	5,700	11,986
Rent	11,300	11,173
Utilities	2,169	3,736
Interest	1,556	1,483
	292,211	255,415
Net income	$ 34,299	$ 3,759

The accompanying notes are an integral part of the financial statements.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2007 and 2006

	Common Stock				
	Number of Shares	Par Value	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balances, January 1, 2006	500	$ 50	$ 19,950	$ 10,271	**$ 30,271**
Net income				3,759	**3,759**
Balances, December 31, 2006	500	50	19,950	14,030	**34,030**
Stockholder distributions				(35,000)	**(35,000)**
Net income				34,299	**34,299**
Balances, December 31, 2007	**500**	**$ 50**	**$ 19,950**	**$ 13,329**	**$ 33,329**

The accompanying notes are an integral part of the financial statements.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

STATEMENT OF CASH FLOWS
for the years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 34,299	$ 3,759
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	989	852
Changes in assets and liabilities:		
Commissions receivable	(4,760)	(1,062)
Related party receivable	(467)	708
Accounts payable	(487)	(650)
Related party payable	(1,280)	1,280
Net cash provided in operating activities	28,294	4,887
Cash flows from investing activities:		
Acquisition of property and equipment	(1,864)	
Cash flows from financing activities:		
Stockholder distributions	(35,000)	
Stockholder note	1,555	1;451
	(33,445)	1,451
Net increase (decrease) in cash	(7,015)	6,338
Cash at beginning of year	14,820	8,482
Cash at end of year	$ 7,805	$ 14,820

The accompanying notes are an integral part of the financial statements.

1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on April 4, 2001, to operate as a broker/dealer in investment securities. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's office is located in Spokane, Washington.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, bank, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission revenue on mutual fund transactions is recorded on a trade date basis.

Office equipment is recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, under those provisions, the Company generally does not pay federal corporation income taxes and the individual stockholders report their pro-rata share of the Company's income and deductions on their individual federal income tax returns.

Continued

2. Segregated Cash:

The Company maintains a central registration depository (CRD) account which is used for fees charged to the Company by FINRA (formerly the NASD). There is no minimum balance required in this reserve account. At December 31, 2007 and 2006, the balance was $235.

3. Note Payable:

Effective December 31, 2001, Bozarth, Newton & Murphy Securities, Inc. entered into a note agreement with a 51% stockholder. Principal and interest at 7% are due 90 days after demand. As of February 20, 2008, no demand had been made on the remaining balance.

4. Commitments:

The Company leases facilities and office space for $2,267 per month under a lease expiring in December 2010, with scheduled rent increases each December. The lease and rental payments are joint with Bozarth Investment Management, which is owned by a 51% shareholder of the Company. Management estimates rent expense will be allocated at 50% per company. Rent expense for the year ended December 31, 2007 was $11,300.

Future minimum payments at December 31, 2007, are as follows:

Years ending December 31:	
2008	$13,636
2009	14,039
2010	13,222
	$40,897

Continued

5. Net Capital Requirements:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $30,474 and $32,517 at December 31, 2007 and 2006, respectively. The Company's net capital ratio was .77 to 1 and .73 to 1 at December 31, 2007 and 2006, respectively.

6. Related Party Transactions:

Bozarth, Newton & Murphy Securities, Inc. has had transactions in the normal course of business with Bozarth Investment Management, Inc., which is owned by a 51% stockholder of Bozarth, Newton & Murphy Securities, Inc. At December 31, 2007 Bozarth Investment Management owed the Company $467, and at December 31, 2006 the Company owed Bozarth Investment Management $1,280.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.
Spokane, Washington

We have audited the accompanying financial statements of Bozarth, Newton & Murphy Securities, Inc. as of and for the year ended December 31, 2007, and have issued our report dated February 20, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen, & Secrest, P.S.

February 20, 2008
Spokane, Washington

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

Net capital:		
Stockholders' equity:		
Common stock	$ 50	
Additional paid-in capital	19,950	
Retained earnings	13,329	
Total stockholders' equity		**$ 33,329**
Deductions:		
Non-allowable assets		
Related party receivable	467	
Equipment, net of accumulated depreciation	2,153	
CRD cash account	235	
		2,855
Net capital		**30,474**
Minimum net capital required		**5,000**
Excess net capital		**$ 25,474**
Aggregate indebtedness:		
Accounts payable	$ 371	
Note payable to stockholder	23,078	
Total aggregate indebtedness		**$ 23,449**
Ratio of aggregate indebtedness to net capital		**.77 to 1**

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

Bozarth, Newton & Murphy Securities, Inc. is exempt from Rule 15c3-3.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART II OF FORM X-17A-5
December 31, 2007

Aggregate indebtedness:	
Aggregate indebtedness as reported on FOCUS REPORT	**$ 21,821**
Audit adjustments:	
Increase in note payable to stockholder	**2,908**
Decrease in related party payable	**(1,280)**
Aggregate indebtedness as computed on page 10	**$ 23,449**
Net capital:	
Net capital as reported on FOCUS REPORT	**$ 32,103**
Non-allowable assets:	
Increase in related party receivable	**(467)**
Increase in net property and equipment	**(325)**
Audit adjustments:	
Increase in note payable to stockholder	**(2,908)**
Adjustment of related party payable and receivable	**1,747**
Reclass of property and equipment	**1,314**
Depreciation	**(989)**
Rounding difference	**(1)**
Net capital as computed on page 10	**$ 30,474**

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements Bozarth, Newton & Murphy Securities, Inc. as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

Continued

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McDirmid, Mikkelsen, & Secrest, P.S.

February 20, 2008
Spokane, Washington

END